

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

<u>Mail Stop 3720</u>

June 8, 2007

Mr. Toby Chu
President and Chief Executive Officer
Capital Alliance Group, Inc.
Vancouver B.C., Canada V5Z 4J7

**Re: Capital Alliance Group, Inc.
Registration Statement on Form 20-FR
Filed on May 10, 2007
File No. 0-31557**

Dear Mr. Chu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please note that the Form 20-FR goes effective automatically by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 20-FR prior to effectiveness and re-filing a new Form 20-FR including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act once your Form 20-FR becomes automatically effective. In addition, we will continue to review your filing until all of our comments have been addressed.

Part I

Item 1.C Auditors, page 4

2.   Please disclose the auditor's membership with a professional body in U.S. and
        Canada, such as PCAOB in US. Refer to Item 1.C of Form 20-F.

Item 4. Information on the Company, page 20

3.   Please provide us with copies of market and industry data that you cite or rely on
        in your filing. These materials should be appropriately marked, dated, and refer
        to the page number on which they are cited. We note, for example, cites to World
        Population Prospects, 2005 China Statistical Yearbook, China Country Monitor
        and the Statistical Almanac of Chinese Population, 2001.

4.   We encourage you to avoid replacing names with abbreviations, as this makes
        portions of your disclosure difficult to follow. Instead, we encourage you to use
        the full name or a shortened version of the name. For example, it is difficult to
        remember that "CU" refers to City University of the state of Washington, "WIU"
        refers to Western International University, "WU" refers to Weifang University
        and "BJUT" refers to Bejing University of Technology.

B. Business Overview, page 22

5.   We note your statement that you will not discuss IRIX's business and your
        reasons why. We also note that IRIX's business generated a material amount of
        revenues in 2006. In light of this fact and that your proposed plans to sell IRIX
        are in the initial stages, please provide a discussion of IRIX's business.
        Furthermore, explain in more detail your plans regarding the operation of IRIX
        pending its potential sale. Provide updated disclosure regarding your negotiations
        for its sale. Provide a section under your Item 5 discussion that discusses trends
        and uncertainties associated with IRIX's business and its potential sale.

6.   Please discuss in more detail why you believe that your proposed expansion plan
        would lead to a loss in your next fiscal year.

Campuses, page 29

7.   Please consider providing a map to show the locations of your campuses. In
        addition, please discuss these locations in more detail. For example, discuss the
        size of the cities where your campuses are located. In this regard, we note your
        statement on page 23 that you are shifting your business focus from Bejing to
        other cities with a population of three to ten million people. As another example,

explain whether you share facilities with other educational institutions. In this regard, clarify whether your BJUT campus is on the grounds of Bejing University of Technology. Lastly, explain whether you lease or own your campuses. It is not clear what you mean by your statement that you do not rent, but only provide courses at, two of your campuses. If these matters are discussed in more detail elsewhere, please provide a descriptive cross-reference to the appropriate section of the registration statement.

Government Approval, page 34

8.   Please explain what steps are necessary to obtain the necessary governmental approvals that are pending. Disclose the anticipated timing for obtaining the approvals. Discuss whether you can offer your educational programs pending approval. If you cannot provide and are not providing particular educational programs pending approval, please emphasize this fact throughout your registration statement. Lastly, explain why the failure to obtain the two pending approval would materially impact your business.

9.   Please discuss how and when you need to renew your governmental approvals.

D. Property, Plant and Equipment, page 37

10.   Please explain why you are not paying rent until 2014 for your facilities at CIBT Beihai International College. Disclose the rent or other compensation you will pay starting in 2014.

Item 5. Operating and Financial Review and Prospects

11.   Please move the presentation of "Critical Accounting" to Item 5 from its current location under Item 8A - Financial Statements.

12.   Please disclose in your critical accounting policies the valuation of accounts receivables, marketable securities, related party transactions, equity and cost method investment valuation, intangible assets and litigation, commitments and contingencies or tell us why you believe that the accounting for these items do not involve significant accounting estimates or assumptions. Please refer to the SEC Financial Reporting Release No. 60 and Section III.I to the International Series Release No. 1258 for additional guidance.

13.   Revise your disclosures to include a sensitivity analysis and other quantitative information for each critical accounting policy, when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption

has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

For additional guidance please refer to section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

14. Please disclose the information regarding the impact of the foreign currency fluctuations on the company as required by Item 5.A.3 of Form 20-F.

15. Please provide the information regarding any governmental economic, fiscal, monetary or political policies or factors that have materially affected or could material affect, directly or indirectly, your operations or investments in China. Also, any contingent liability arising from the Risk Factors disclosed on pages 11-17 should be discussed under Item 5. Please refer to Item 5.A.4 of Form 20-F.

A. Operating Results, page 39

Revenues, page 39

16. Please discuss if increases in tuition fees resulted from the increase in student enrollment or an increase in tuition rates. Also, it appears an increase in student enrollments resulted from the opening of new institutes and increases in new programs of study offered by the institutes. Please revise the discussion for all periods presented as necessary.

Direct Costs, page 40

17. Please discuss the reasons for the increases in the costs of providing education services. Address whether the increases resulted from increased student enrollments, increases in fees charged by the services providers, changes in inflationary costs, or the opening of new institutes. Please revise the discussion for all periods presented as necessary.

B. Liquidity and Capital Resources, page 51

18. Please discuss in more detail your liquidity requirements on both a short and long term basis. The disclosure should address your internal and external sources of liquidity. Include a statement regarding management's assessment of whether you have sufficient working capital for your present requirements, or, if not, how you will obtain additional funds. Your liquidity discussion should also address your contractual obligations at the most recent balance sheet date. Please refer to Item 5.B.1(a) and 1(c) of Form 20-F.

<u>Debt, page 52</u>

19.   Please disclose when your interest payments are due and the amount of the interest payment on the debenture issued on April 25, 2007.

<u>Item 7. Major Shareholders and Related Party Transactions, page 68</u>

20.   Please disclose the portion of your common stock held in the host country and the number of record holders in the host country. Please refer to Item 7.A.2 of Form 20-F.

<u>Financial Statements</u>

<u>Age of Financial Statements</u>

21.   We note that you trade on the TSX Venture Exchange.   If you have published financial information for the interim period ended March 31, 2007, please include the interim financial statements in the registration statement and update the other related financial information.

<u>Consolidated Financial Statements, December 31, 2006 (Unaudited)</u>

<u>Notes to Interim Consolidated Financial Statements</u>

<u>Note 2- Significant Accounting Policies</u>

<u>Foreign currency translation, page F-5</u>

22.   We note that you indicate at the top of each page of the interim financial statements that your financial statements are presented in Canadian Dollars; however, you indicate in each of the three paragraphs under the above caption that the financial statements are presented in United States dollars. Also, we note in Notes 4, 6, 7, 8 and 10 that you have made references to US dollars rather than to Canadian Dollars. Please revise your entire financial statements and notes thereto for the interim period ended December 31, 2006 to present them in Canadian Dollars.

Note 12- Differences between Canadian and United States Generally Accepted
Accounting Principles

Comprehensive Income (loss), page F-14

23. Please provide us with information to support the unrealized holding losses of
$15.3 million on marketable securities disclosed for the six months ended
December 31, 2006. Please explain in detail how you evaluated the decline in fair
value of each security in assessing whether it is other than temporary for US
GAAP reporting. Your response should address how you applied the guidance in
paragraphs 16 of SFAS 115 and other accounting literature, including EITF 03-3,
FSP 115-1 and SAB Topic 5M.

Consolidated Financial Statements, June 30, 2006

Auditors' Reports, pages F-20, F-47 and F-64

24. We note the auditors' reports do not state that the audits were performed in
accordance with standards of the Public Company Accounting Oversight Board
(United States). Please ask your auditors to revise its reports to refer to the
standards of the Public Company Accounting Oversight Board ("PCAOB") in
addition to the reference to Canadian generally accepted auditing standards.
Please see SEC release No. 34-49707, PCAOB Auditing Standard No. 1 and
Instructions to Item 8.A.2 of Form 20-F.

25. We note that your auditors are located in Vancouver, Canada. It appears that the
majority of your assets, liabilities, revenues and expenses related to your
operations are located in China. Please tell us how the audit of the operations in
China, including the associated revenue, assets and liabilities, was conducted.
Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Chinese operations.
If so, please tell us the name of the firm and indicate whether they are
registered with the Public Company Accounting Oversight Board (PCAOB).
Additionally, please tell us how your Canadian auditors assessed the
qualifications of the other auditor and the other auditor's knowledge of US
GAAP and PCAOB Standards;

- Whether your Canadian auditors performed all the required audit procedures
within Canada or whether a portion of the audit was conducted by your
Canadian auditors within China.

Financial Statements

26.   Please include in the amended filing comparable period financial statements for the six month period ended June 30, 2005. Refer to Item 8 of Form 20-F.

Notes to Consolidated Financial Statements

Note 2- Significant Accounting Policies

Revenue Recognition, page F-28

27.   Please refer to the disclosure provided under the caption "Educational Service Providers" on page 30. Disclose in your revenue recognition policy how the tuition revenues sharing arrangements are accounted for as they relate to your educational service providers in the financial statements.

28.   Please disclose if the tuition fees are shown net of discounts relating to a variety of promotional programs including military discounts, special promotional incentives designed to generate new student enrollment, early payment discounts and other incentives.

29.   Please disclose the terms of the refund of tuition fees. If the tuition fees include textbooks and laptop computers, please disclose how you amortize the costs of the textbooks and laptop computers.

Note 6, Share Capital
Stock-based compensation, page F-33

30.   You disclose that no compensation expense has been recorded to June 30, 2006 for stock options issued during 2006 to employees, officers, directors and consultants. Tell us how you applied the guidance in SFAS 123R in calculating the amount of stock compensation to record for US GAAP reporting.

Note 14- Differences between Canadian and United States Generally Accepted Accounting Principles

Consolidated Statements of Cash flows, page F-40

31.   The amounts disclosed under the caption "Net cash used in operating activities under Canadian and US GAAP" do not agree with the consolidated statements of cash flows presented on pages F-24 and page F-50. Also, disclose in Note 14 changes in the line item "Net changes in non-cash working capital items" as required under US GAAP. Please revise as necessary.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gopal Dharia, Accountant, at (202) 551-3353, or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Penny Green (via facsimile)
        Bacchus Law Group